noco-noco Inc.

(incorporated in the Cayman Islands with limited liability)

FORM OF PROXY FOR THE EXTRAORDINARY GENERAL MEETING

TO BE HELD ON DECEMBER 13,, 2024 (OR ANY ADJOURNMENT OR

POSTPONEMENT THEREOF)

We, of , being the registered holder of ordinary shares, par value US$0.0001 per share in the share capital of noco-noco Inc. (the “Company”) hereby appoint , or failing him/her, the Chairman of the extraordinary general meeting, as our proxy to attend and act on our behalf at the extraordinary general meeting of the Company to be held on December 13, 2024 at 9:00A.M. (Singapore time) at 3 Temasek Avenue, Centennial Tower, Level 18, Singapore 039190 and virtually at https://conveneagm.sg/noconoco2024EGM. and at any adjournment(s) or postponement(s) thereof. Our proxy is instructed to vote on a poll on the resolutions in respect of the matters specified in the Notice of the Extraordinary General Meeting as indicated below:

RESOLUTIONS	Please tick “√”or insert the number of shares to be voted for or against or to abstain in the appropriate column below
	FOR	AGAINST	ABSTAIN

RESOLVED, as an ordinary resolution, that the postponement of the effective date of (i) the share consolidation of the Company’s authorised, issued and outstanding ordinary shares at a consolidation ratio of fifty-to-one (50:1) (the “Share Consolidation”) and (ii) the corresponding amendment of the authorised share capital of the Company to US$50,000 divided into 10,000,000 ordinary shares of US$0.005 par value each as a result of the Share Consolidation, each of which as approved at the extraordinary general meeting of the Company held on 7 October 2024, from the original date of 17 October 2024 to 20 December 2024or a later date as determined by the board of directors, be and is hereby confirmed, ratified and approved.

RESOLVED, as a special resolution, that the postponement of the effective date of the second amended and restated memorandum and articles of association as adopted by special resolution passed on 7 October 2024 of the Company from the original date of 17 October 2024 to 20 December 2024 or a later date as determined by the board of directors, be and is hereby confirmed, ratified and approved.

RESOLVED, as an ordinary resolution, that the authorised share capital of the Company, immediately after the Share Consolidation, be increased from US$50,000 divided into 10,000,000 ordinary shares of US$0.005 par value each to US$100,000 divided into 20,000,000 ordinary shares of US$0.005 par value each, by the creation of 10,000,000 ordinary shares of a $0.005 par value each, which will rank equally with all existing shares (the “Increase in Authorised Share Capital”).

RESOLVED, as a special resolution, that the revised form of second amended and restated memorandum and articles of association of the Company, a copy of which is attached to the accompany proxy statement, which reflects, among other things, the change in authorised share capital resulted from the Share Consolidation and the Increase in Authorised Share Capital, be approved and adopted in their entirety and in substitution for, and to the exclusion of, the existing memorandum and articles of association of the Company with effect from 20 December 2024 or a later date as determined by the board of directors.

Dated , 2024

Signature: _______________________________________________

(Given under the hand of the appointor or of his attorney duly authorized in writing or, if the appointor is a corporation, either under its common seal or under the hand of an officer or attorney duly authorized in writing)

INSTRUCTIONS:

1. Only the holders of record of the ordinary shares of the Company at the close of business on October 29, 2024 (New York time) should use this form of proxy.

2. If you are the holder of two or more ordinary shares, you may appoint more than one proxy to represent you and vote on your behalf at the extraordinary general meeting. A proxy need not be a shareholder. Please insert the name of the person(s) of your own choice that you wish to be appointed your proxy in the space provided, failing which the chairman of the extraordinary general meeting will be appointed as your proxy.

3. Submission of the executed proxies shall not preclude you from attending and voting at the extraordinary general meeting in person and in such event, the appointment of a proxy shall be deemed to be revoked.

4. Please indicate your voting preference by ticking, or inserting in the number of shares to be voted for or against or to abstain, the boxes above in respect of each resolution. The ordinary shares represented by all properly executed proxies returned to the Company before 10:00 a.m. December 10, 2024 (Singapore time), being the deadline for return of such proxies, will be voted by the proxy holder at the extraordinary general meeting as indicated or, if no instruction is given, your proxy will vote or abstain at his/her discretion. As to any other business that may properly come before the extraordinary general meeting, the ordinary shares represented by all properly executed proxies will be voted in accordance with the discretion of proxy holders. The Company does not presently know of any other business which may come before the extraordinary general meeting. However, if any other matter properly comes before the extraordinary general meeting, or any adjournment or postponement thereof, which may properly be acted upon, unless otherwise indicated, the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein.

5. Any alteration made to this form of proxy must be initialed by the persons(s) who sign(s) it.

6. Whether or not you propose to attend the relevant meeting(s) in person, you are strongly advised to complete and return this form of proxy in accordance with these instructions. To be valid, please mark, sign, date and return the form of proxy (together with any power of attorney or other authority under which it is signed or a notarized and/or duly certified copy of that power or authority) by mail to the Company at 3 Temasek Avenue Centennial Tower, Level 18, Singapore 039190, Attention: noco-noco EGM team, or by email to proxy@noco-noco.com as soon as possible and in any event no later than 10:00 a.m. November 29, 2024 (Singapore time).